UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and

(d) and Amendments

Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)

RDA MICROELECTRONICS, INC.

(Name of Issuer)

Ordinary Shares, Par Value US$0.01 Per Share

(Title of Class of Securities)

749394 102 (1)

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares, each representing six ordinary shares.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Po Ka (Vincent) Tai

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China (Hong Kong Special Administrative Region)

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,415,920 ordinary shares(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 11,567,001 ordinary shares(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,567,001 ordinary shares(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.0%(4)

12	Type of Reporting Person (See Instructions) IN

(1)                  Includes 7,324,023 ordinary shares held by Mr. Tai (including 2,038,884 ordinary shares represented by American Depositary Shares but excluding 151,080 ordinary shares with restrictions on voting and dividend rights) and 4,091,898 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2012.

(2)                  Includes 7,475,103 ordinary shares held by Mr. Tai (including 2,038,884 ordinary shares represented by American Depositary Shares and 151,080 ordinary shares with restrictions on voting and dividend rights) and 4,091,898 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2012.

(3)                  Includes 7,475,103 ordinary shares held by Mr. Tai (including 2,038,884 ordinary shares represented by American Depositary Shares and 151,080 ordinary shares with restrictions on voting and dividend rights) and 4,091,898 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2012.

(4)                  Based upon 288,952,094 ordinary shares outstanding as of December 31, 2012.

Item 1	(a).	Name of Issuer: RDA Microelectronics, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 6/F, Building 4 690 Bibo Road Pudong District, Shanghai 201203 People’s Republic of China

Item 2	(a).	Name of Person Filing: Po Ka (Vincent) Tai
Item 2	(b).	Address of Principal Business Office or, if none, Residence: 6/F, Building 4 690 Bibo Road Pudong District, Shanghai 201203 People’s Republic of China
Item 2	(c)	Citizenship: People’s Republic of China (Hong Kong Special Administrative Region)
Item 2	(d).	Title of Class of Securities: Ordinary shares, par value $0.01 per share
Item 2	(e).	CUSIP Number: 749394 102 This CUSIP number applies to the issuer’s American Depositary Shares, each representing six (6) ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:
The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:
☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013
	By:	/s/ Po Ka (Vincent) Tai
Name: Po Ka (Vincent) Tai